Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-281071

July 20, 2026

Netflix, Inc.

Pricing Term Sheet

Dated July 20, 2026

Issuer:	Netflix, Inc.

Ratings:*	A2 (Positive) / A (Stable) (Moody’s / S&P)

Settlement Date:**	T+2; July 22, 2026

Joint Book-Running Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Book-Running Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Santander US Capital Markets LLC SG Americas Securities, LLC

Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Standard Chartered Bank*** Academy Securities, Inc. Independence Point Securities LLC

5.250% Senior Notes due 2036

Title:	5.250% Senior Notes due 2036

Principal Amount:	$1,000,000,000

Coupon:	5.250%

Maturity Date:	August 15, 2036

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	98-08+; 4.596%

Spread to Benchmark Treasury:	T+ 75 basis points

Yield to Maturity:	5.346%

Price to Public:	99.255% of the principal amount

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2027

Optional Redemption:

Prior to May 15, 2036 (three months prior to the maturity date of the 2036 notes) (the “Par Call Date”), the issuer may redeem the 2036 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	64110LBB1 / US64110LBB18

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day before delivery should consult their advisors in this regard.

***	Standard Chartered Bank will not effect any offers or sales of notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

This pricing term sheet (this “Pricing Term Sheet”) relates only to the securities described above and is qualified in its entirety by reference to the preliminary prospectus supplement, dated July 20, 2026, of Netflix, Inc., (the “Preliminary Prospectus Supplement”) including the documents incorporated by reference therein, and the accompanying prospectus dated July 29, 2024. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This Pricing Term Sheet should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-800-645-3751.

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